UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the Month of March 2024

Commission File No.: 001-41083

TELESAT CORPORATION
(Name of Registrant)

160 Elgin Street, Suite 2100, Ottawa, Ontario, Canada K2P 2P7
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

On March 28, 2024, Telesat Corporation (“Telesat”) announced that it received a letter from the Minister of Innovation, Science and Industry of the Government of Canada (the “GoC”) regarding an investment by the GoC in the Telesat Lightspeed LEO Project (the “Project”). The letter indicates that, following several months of negotiations between Telesat and federal officials, the GoC is prepared to invest CAD$2.14 billion in the Project by way of a loan (the “Loan”) to Telesat Leo Inc. (“Telesat LEO”), a wholly owned subsidiary of Telesat that is developing and will own and operate the Telesat Lightspeed constellation. The Loan will carry a floating interest rate that is 4.75% above the Canadian Overnight Repo Rate Average (CORRA) with a 15-year maturity. Interest is payable in-kind during the Project construction period, followed by a 10-year sculpted amortization. In addition, Telesat LEO will provide the GoC with warrants for 10% of the common shares of Telesat LEO based upon an equity valuation for Telesat LEO of US$3 billion (the “Warrants” and together with the Loan, the “Investment”).

The GoC letter supersedes the August 21, 2021, term sheet entered into between Telesat Canada and the GoC. Telesat expects that, among other obligations, Telesat LEO will commit to make certain minimum capital and operating expenditures in Canada in connection with the program and, in addition, to create hundreds of Canadian high-quality, full-time jobs and co-ops and provide academic scholarships.

The Investment is subject to certain conditions, including the entry of definitive documentation with the GoC and Telesat’s other financing sources to the GoC’s satisfaction, and there can be no assurance that such definitive documentation will be executed, or that the final terms may not change materially.

The Investment by the GoC is subject to the following risk, among others:

Telesat and the GoC may be unable to agree on definitive documentation related to the Investment, and even if definitive documentation is executed, there is no guarantee that conditions precedent will be satisfied or that the Investment will be advantageous for Telesat, its subsidiaries or its shareholders.

A binding obligation with respect to the Investment will only be created upon completion of definitive documentation that will contain additional terms and conditions, including representations, warranties, covenants, indemnities, defaults, and such other terms and conditions as the GOC may reasonably require, which are usual and customary for transactions of this nature. Moreover, the Investment will be, in all respects subject to, among other things, negotiation of satisfactory binding legal documentation with Telesat’s other financing sources, required governmental approvals and the meeting of certain conditions to closing and to advance of the Loan. Consequently, due to the foregoing and other factors, some of which are outside Telesat’s control, the parties may be unable to reach an agreement with respect to definitive documentation, or the terms of definitive documentation may differ from the terms and conditions described herein. Furthermore, the satisfaction of the conditions to closing and to advance of the Loan is not entirely within Telesat’s control. The execution of definitive documentation related to the Investment will require agreement by Telesat and the GoC on various terms, many of which are not contained in the letter and some of which may not be contemplated at this time. The definitive documentation with respect to the Investments will contain various affirmative and negative covenants, some of which may restrict Telesat’s ability to conduct its business and which Telesat and Telesat Corporation may find onerous. Given that the letter does not contain all of the material terms that would be required for such definitive documentation, Telesat cannot be assured of the ultimate terms of such definitive documentation and whether they will be less favorable than the terms in the letter. While Telesat will attempt to negotiate definitive documentation for the Investment within the bounds of the letter, there is no guarantee it will be successful in doing so. Moreover, various of the terms of the letter will require further negotiation at a level of specificity beyond the what is contained in the letter. Telesat cannot be assured whether it will be successful in such negotiations or to what extent such negotiation may reflect a deviation of any term in the letter from how Telesat understood such terms at the time it received the letter.

Forward-Looking Statements Safe Harbor

This filing contains statements that are not based on historical fact, including the expected financing of Telesat Lightspeed, and are “forward-looking statements’’ within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. When used herein, statements which are not historical in nature, or which contain the words “will,” “may,” “prepared to,” “believe”, “opportunity,” ”finalized” or similar expressions, are forward-looking statements. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. All statements made in this release are made only as of the date set forth at the beginning of this release. Telesat undertakes no obligation to update the information made in this release in the event facts or circumstances subsequently change after the date of this release.

These forward-looking statements are based on Telesat’s current expectations and are subject to a number of risks, uncertainties and assumptions. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond Telesat control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Known risks and uncertainties include but are not limited to: inflation and rising interest rates, risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance;  the ability to deploy successfully an advanced global LEO satellite constellation, and the timing of any such deployment including Telesat’s ability to enter into definitive funding agreements with  Telesat’s Canadian federal and provincial government partners, and to meet the funding conditions of those agreements and of Telesat’s vendor financing, technological hurdles, including Telesat’s and Telesat’s contractors’ development and deployment of the new technologies required to complete the constellation in time to meet Telesat’s schedule, or at all, the availability of services and components from Telesat’s and Telesat’s contractors’ supply chains, competition with other LEO systems, deployed, and to be deployed, including systems deployed by SpaceX, Amazon Kuiper and Eutelsat/OneWeb; risks associated with domestic and foreign government regulation, including access to sufficient orbital spectrum to be able to deliver services effectively and access to sufficient geographic markets in which to sell those services; Telesat’s ability to develop significant commercial and operational capabilities; volatility in exchange rates; and the ability to expand Telesat’s existing satellite utilization. The foregoing list of important factors is not exhaustive. Investors should review the other risk factors discussed herein and in Telesat’s annual report on Form 20-F for the year ended December 31, 2023, that was filed on March 28, 2024, with the United States Securities and Exchange Commission (SEC) and the Canadian securities regulatory authorities at the System for Electronic Document Analysis and Retrieval (SEDAR+), and may be accessed on the SEC’s website at www.sec.gov and SEDAR’s website at www.sedarplus.ca.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESAT CORPORATION

Date: March 28, 2024	By:	/s/ CHRISTOPHER S. DIFRANCESCO
		Name:	Christopher S. DiFrancesco
		Title:	Vice President, General Counsel and Secretary

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